Mail Room 4561

November 28, 2006

Jon R. Latorella
President and Chief Executive Officer
LocatePLUS Holdings Corporation
100 Cummings Center, Suite 235M
Beverly, MA 01915

> **Re:** **LocatePLUS Holdings Corporation**
> **Registration Statement on Form SB-2**
> **Filed October 31, 2006**
> **File No. 333-138311**
>
> **Forms 10-QSB for the quarterly periods ended**
> **March 31, June 30 and September 30, 2006**
> **File No. 0-49957**

Dear Mr. Latorella:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You indicate on the cover page and elsewhere in the prospectus that the registration statement relates to shares of common stock underlying convertible debentures, which will be acquired by Dutchess pursuant to the terms of the Debentures. However, your statement on page 1 that this offering relates to shares of common stock "held by certain

selling stockholders" suggests that the shares are currently outstanding and is inconsistent with the disclosure on page 9, which refers to shares that will be issued upon conversion of notes and warrants. Please revise to clarify whether the shares of common stock covered by the registration statement are currently outstanding.

2. Please tell us the total number of shares that were outstanding as well as the total number of shares that were held by non-affiliates of the company as of a date immediately prior to the closing of the transaction being registered.

Selling Security Holders, page 9

3. Please ensure that you have provided all of the information required by Item 507 of Regulation S-B. Specifically, provide a detailed description of the transactions by which the Dutchess entities acquired the securities or provide a cross-reference to the detailed discussion of the terms of the transactions outlined in the plan of distribution. In this regard, please clarify your reference to an August 15, 2005 private offering on page 9.

4. Consistent with the requirements of Item 507 of Regulation S-B, please identify by name Dutchess Private Equities Fund L.P. and Dutchess Private Equities Fund L.P. II as the selling security holders and identify the natural person or persons who have voting and/or investment control over each entity. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available Corporation Finance Telephone Interpretation Manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.

5. Also include a materially complete description of any material relationship the selling security holders have or had with LocatePLUS within the past three years. Note that the offering and the securities held by the investors as a result of the offering should be described in the Form SB-2 as part of the "material relationships" contemplated by the form requirement.

6. Revise the table to provide all of the information specified by Item 507. For instance, disclose the amount of securities of the class owned by the selling security holders before the offering, the amount to be offered by the security holder covered by this registration statement and the amount and percentage (if the percentage is greater than one percent) of the class to be owned after the offering is complete.

7. Please clarify your statement preceding the table on page 10 that the "prospectus relates to the resale of up to 2,546,000 shares" of your common stock and reconcile this statement with your disclosure in the table and the cover page of the prospectus, which indicate that the number of shares covered by the registration statement is 1,472,808 shares.

Plan of Distribution, page 10

8. Provide a table that discloses the aggregate amount of securities issuable under the Debenture agreement, assuming that the purchase price is 0%, 25%, 50%, and 75% discounted from the trading price of LocatePLUS's common shares as of the most recent practicable date.

9. Please include a risk factor regarding the relationship of Dutchess to LocatePlus, including the total amount that Dutchess holds, and the market-sensitive feature of these securities.

Principal Stockholders, page 36

10. We reissue prior comment 8 from our letter dated August 16, 2006 in part. Your beneficial ownership table should be dated as of the most recent practicable date. We note that the table still has the dated of December 31, 2005 and does not name Dutchess as a greater than 5% beneficial owner.

Additional Information, page 42

11. Please be advised that the Commission has moved its offices to 100 F Street NE, Washington, D.C. 20549.

Part II

Undertakings

12. Because you do not appear to be relying on Rule 430A, please remove the undertaking that relates to Item 512(f) of Regulation S-B.

13. Please update the disclosure to include the currently required undertaking outlined in paragraph 512(g)(1) or (2), as applicable.

Legality Opinion

14. We note that the opinion refers in the third paragraph to shares underlying warrants; however, the registration does not include warrant shares. Please advise.

15. Please remove from the first sentence of the last paragraph of the opinion the word "solely" and any implication that investors may not rely on the opinion. In this regard, the following sentence requiring written consent for reliance upon the opinion should also be eliminated.

16. We also note in the last paragraph that the opinion is limited to the laws of New York and Massachusetts and that "no opinion is . . . expressed as to the laws of any other state jurisdiction." Because counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated, which in this case is Delaware law, this limitation is inappropriate and should be removed. Please revise the opinion accordingly.

Form 10-QSB for the fiscal quarter ended September 30, 2006

Disclosure Controls and Procedures

17. We note that your disclosure does not provide a conclusion of management as to the effectiveness of the disclosure controls and procedures. We further note that the same is true of all of your quarterly reports filed in 2006. Item 307 of Regulation S-B requires that you disclose the conclusions of the principal executive and financial officers, or persons performing similar functions, regarding the effectiveness of the company's disclosure controls and procedures, as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act, as of the end of the period covered by the report. While you provide a definition of disclosure controls and procedures and discuss the existing material weakness, you do not provide a conclusion of management that the disclosure controls were or were not effective as of the end of the period covered by each report. Please amend each of the quarterly reports filed in 2006 to provide the required disclosure. Please also provide risk factor disclosure in your Form SB-2 regarding your material weakness. Consider whether management's discussion and analysis disclosure is needed with respect to any material capital requirements needed to address this weakness.

18. We refer you to our prior letter dated August 23, 2005, relating to the disclosure required by Item 308(c) of Regulation S-B and your failure to conform your reports to the disclosure requirements. The above-cited quarterly report continues to state that there were no "significant" changes in internal control over financial reporting that occurred during the "current" quarter. Please therefore amend the September 30, 2006 quarterly report as well as the March 31 and June 30, 2006 quarterly reports to state, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting. To the extent that changes were made during any of the relevant periods, please revise the disclosure accordingly. Finally, confirm your understanding of this disclosure requirement and provide us with a representation that you will conform your future filings accordingly.

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct your questions or concerns to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 617-227-3709</u>
       Geoffrey T. Chalmers, Esq.